SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)

Howard Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

442496105

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners II, L.P. Four Radnor Corporate Center 100 Matsonford Road, Suite 210 Radnor, PA 19087 (215) 399-4650	Copies to: Terrence Kerwin, Esq. Fox Rothschild L.L.P. 747 Constitution Drive, Suite 100 PO Box 673 Exton, PA 19341 (610) 458-6186

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 442496105	13D/A	Page 2 of 15 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,711,477
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,711,477
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,711,477
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.15% (1)
14		TYPE OF REPORTING PERSON PN

(1)         This calculation is based on 18,714,844 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of February 27, 2020, as reported in the 10-K by the Company for the fiscal year ended December 31, 2019.

CUSIP No. 442496105	13D/A	Page 3 of 15 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 455,786
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 455,786
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,786
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.44% (1)
14		TYPE OF REPORTING PERSON PN

(1)         This calculation is based on 18,714,844 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of February 27, 2020, as reported in the 10-K by the Company for the fiscal year ended December 31, 2019.

CUSIP No. 442496105	13D/A	Page 4 of 15 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,167,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,167,263
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,263
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.58% (1)
14		TYPE OF REPORTING PERSON PN

(1)         This calculation is based on 18,714,844 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of February 27, 2020, as reported in the 10-K by the Company for the fiscal year ended December 31, 2019.

CUSIP No. 442496105	13D/A	Page 5 of 15 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,167,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,167,263
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,263
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.58% (1)
14		TYPE OF REPORTING PERSON CO

(1)         This calculation is based on 18,714,844 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of February 27, 2020, as reported in the 10-K by the Company for the fiscal year ended December 31, 2019.

CUSIP No. 442496105	13D/A	Page 6 of 15 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,167,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,167,263
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,263
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.58% (1)
14		TYPE OF REPORTING PERSON IN

(1)         This calculation is based on 18,714,844 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of February 27, 2020, as reported in the 10-K by the Company for the fiscal year ended December 31, 2019.

CUSIP No. 442496105	13D/A	Page 7 of 15 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,167,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,167,263
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,263
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.58% (1)
14		TYPE OF REPORTING PERSON IN

(1)         This calculation is based on 18,714,844 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of February 27, 2020, as reported in the 10-K by the Company for the fiscal year ended December 31, 2019.

CUSIP No. 442496105	13D/A	Page 8 of 15 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,167,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,167,263
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,263
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.58% (1)
14		TYPE OF REPORTING PERSON IN

(1)         This calculation is based on 18,714,844 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of February 27, 2020, as reported in the 10-K by the Company for the fiscal year ended December 31, 2019.

CUSIP No. 442496105	13D/A	Page 9 of 15 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,167,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,167,263
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,263
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.58% (1)
14		TYPE OF REPORTING PERSON IN

(1)         This calculation is based on 18,714,844 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of February 27, 2020, as reported in the 10-K by the Company for the fiscal year ended December 31, 2019.

CUSIP No. 442496105	13D/A	Page 10 of 15 Pages

Item 1.                                                         Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on March 10, 2018, as amended pursuant to Amendment No. 1 to Schedule D dated November 26, 2018 (and filed on December 3, 2018) (the “Schedule 13D”), relating to the voting common stock, $0.01 par value per share (the “Common Stock”), of Howard Bancorp, Inc. a Maryland corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 3301 Boston Street, Baltimore, Maryland 21224. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2.                                                         Identity and Background

This Amendment is being jointly filed by the parties identified below.  All of the filers of this Amendment are collectively referred to as the “Patriot Financial Group II.” The Joint Filing Agreement of the members of the Patriot Financial Group II is filed as Exhibit 1 to this Amendment.

(a)- (c)            The following are members of the Patriot Financial Group II:

•                  Patriot Financial Partners II, L.P., a Delaware limited partnership (the “Patriot Fund II”);

•                  Patriot Financial Partners Parallel II, L.P., a Delaware limited partnership (the “Patriot Parallel Fund II” and together with the Patriot Fund II, the “Funds”);

•                  Patriot Financial Partners GP II, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP II”);

•                  Patriot Financial Partners GP II, LLC, a Delaware limited liability company and general partner of Patriot GP II (“Patriot II LLC”);

•                  W. Kirk Wycoff, Ira M. Lubert and James J. Lynch serve as general partners of the Funds and Patriot GP II and as members of Patriot II LLC; and

•                  James F. Deutsch is a member of the Funds’ Investment Committee.

The Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States.  The principal business of Patriot GP II is to serve as the general partner of and to manage the Funds.  The principal business of Patriot II LLC is to serve as the general partner of and to manage Patriot GP II. The principal employment of Messrs.

CUSIP No. 442496105	13D/A	Page 11 of 15 Pages

Wycoff, Lubert, Lynch and Deutsch is investment management with each of the Funds, Patriot GP II and Patriot II LLC.

The business address of each member of the Patriot Financial Group II is c/o Patriot Financial Partners II, L.P., Four Radnor Corporate Center, 100 Matsonford Road Suite 210, Radnor, PA 19087.

(d)                                 During the last five years, no member of the Patriot Financial Group II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, no member of the Patriot Financial Group II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each natural person who is a member of the Patriot Financial Group II is a citizen of the United States.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Patriot Financial Group II beneficially owns an aggregate of 2,167,263 shares of Common Stock acquired at an aggregate cost of approximately $26.7 million, which includes the cost of the shares acquired in 1st Mariner Bank, which merged with and into the Company on August 14, 2017. Since the last 13D filing dated November 26, 2018, Patriot Financial Group II has acquired 290,000 shares at an aggregate cost of $3,397,096. The Funds’ purchases, including of all of the incremental shares, were made with working capital of the Funds through a line of credit in the normal course of business and then paid down from the proceeds received from investor capital calls.

Item 4.                                                         Purpose of Transaction

The Funds acquired the Common Stock for reported herein for investment purposes to profit from the appreciation in the market price of the Common Stock and through the payment of dividends, if any. The acquisition of shares of Common Stock was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.  Subject to applicable federal and state securities laws, Patriot Financial Group II may dispose of shares of the Common Stock from time to time, subject to market conditions and other investment considerations, and may cause shares of the Common Stock to be distributed in kind to investors.  To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group II may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Voting Common

CUSIP No. 442496105	13D/A	Page 12 of 15 Pages

Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group II and/or investment considerations.

Other than as described in this Item 4, each member of the Patriot Financial Group II has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each member of the Patriot Financial Group II reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.                                                         Interest in Securities of the Issuer

Paragraphs (a), (b) and (e) of Item 5 of Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by the following:

The percentages used in this Amendment are based upon 18,714,844 outstanding shares of Common Stock as of February 27, 2020, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

(a) - (b) Patriot Financial Partners II L.P. (“Patriot Fund II”), possesses shared voting and dispositive power and beneficially owns 1,711,477 shares, or 9.15% of the outstanding Common Stock.

Patriot Financial Partners Parallel II L.P. (“Patriot Parallel Fund II” and together with Patriot Fund II, the “Funds”), possesses shared voting and dispositive power and beneficially owns 455,786 shares, or 2.44% of the outstanding Common Stock.

Because (i) Mr. W Kirk Wycoff, Mr. Ira M. Lubert, and Mr. James J. Lynch (collectively, the “Individuals”) serve as general partners of the Funds and Patriot Financial Partners GP, L.P. (“Patriot GP”), and as members of Patriot Financial Partners GP, LLC (“Patriot LLC”), and (ii) Patriot LLC serves as general partner of Patriot GP, and (iii) Patriot GP serves as general partner of the Funds and (iv) Mr. James F. Deutsch serves as a member of the Funds’ Investment Committee, each of the Individuals, Mr. Deutsch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the 2,167,263 shares of Common Stock, or 11.58%, of the outstanding Common Stock.

(c)                                  The Funds have completed the following open market, broker-assisted transactions with respect to the Common Stock during the last 60 days: (i) on March 17, 2020, Patriot Fund II purchased 80,550 shares of Common Stock and Patriot Parallel Fund II purchased 9,450 shares of Common Stock at a weighted average price of $11.00 per share and (ii) on March 24, 2020, Patriot

CUSIP No. 442496105	13D/A	Page 13 of 15 Pages

Fund II purchased 89,500 shares of Common Stock and Patriot Parallel Fund II  purchased 10,500 shares of Common Stock at a weighted average price of $10.50 per share.

(d)                                 Other than the Patriot Financial Group II, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1

Joint Filing Agreement, dated as of March 1, 2018, by and among Patriot Financial Partners II, LP, Patriot Financial Partners Parallel II, LP, Patriot Financial Partners GP II, LP, Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert, James J. Lynch and James F. Deutsch.

CUSIP No. 442496105	13D/A	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:                  April __, 2020

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/ Ira M. Lubert
Ira M. Lubert

By:	/s/ James J. Lynch
James J. Lynch

By:	/s/ James F. Deutsch
James F. Deutsch

CUSIP No. 442496105	13D/A	Page 15 of 15 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:   March 1, 2018

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/ Ira M. Lubert
Ira M. Lubert

By:	/s/ James J. Lynch
James J. Lynch

By:	/s/ James F. Deutsch
James F. Deutsch